UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                                 RADVISION LTD.
                                 --------------
                                (Name of Issuer)

                 Ordinary Shares, par value NIS 0.10 per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                   M8186910 5
                                   ----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 3, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M8186910 5


1   NAME OF REPORTING PERSON: Zohar Zisapel

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[ ]
                                                                          (b)[X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  3,343,305 Ordinary Shares*
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  187,213 Ordinary Shares
OWNED BY EACH
REPORTING         9     SOLE DISPOSITIVE POWER:   3,343,305 Ordinary Shares*
PERSON WITH
                  10    SHARED DISPOSITIVE POWER:  187,213 Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,530,518 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.54%**

14  TYPE OF REPORTING PERSON:  HC

  -----------------

     * Includes 93,750 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of September 9, 2008 and within 60 days thereafter.

     ** Based on 20,123,675 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 2,392,548 Ordinary Shares held as treasury stock) as of September 9, 2008.


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


Item 1. Security and Issuer
        -------------------

         This Amendment No. 1 to the Statement on Schedule 13D dated relates to the Ordinary Shares, par value NIS 0.10 per share (the "Ordinary Shares"), of RADVISION Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2. Identity and Background
        -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         Mr. Zohar Zisapel, a citizen of Israel, serves as chairman of the board of directors of the Issuer. Mr. Zisapel is a founder and director of several other companies which, together with the Issuer and its other subsidiaries and affiliates, are known as the RAD-BYNET group. Mr. Zisapel's business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

         During the last five years, Mr. Zisapel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         From the last report filed on August 26, 2008 through September 9, 2008, Mr. Zisapel purchased an aggregate of 301,186 Ordinary Shares of the Issuer in a series of transactions, including transactions on August 25 that were inadvertently omitted from the last report. The aggregate purchase price for such 301,186 Ordinary Shares was approximately $2,131,409, all of which amount was paid by the Reporting Person from his personal funds.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 301,186 Ordinary Shares purchased by Mr. Zisapel during the period from August 25, 2008 through September 9, 2008 were purchased for investment purposes. Mr. Zisapel currently does not have any plan or proposal, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;



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


               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

          (a) Mr. Zisapel is the beneficial owner of 3,530,518 Ordinary Shares of the Issuer, which constitute approximately 17.54% of the 20,123,675 Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding (which excludes 2,392,548 Ordinary Shares held as treasury stock) as of September 9, 2008. Of such shares, (i) 2,632,243 Ordinary Shares were held of record by the Reporting Person; (ii) 93,750 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of September 9, 2008 or within 60 days thereafter; (iii) 306,456 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; (iv) 310,856 Ordinary Shares were held of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person; and (v) 187,213 Ordinary Shares were held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

         (b) Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 2,632,243 Ordinary Shares of the Issuer held by him directly.

                  Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 93,750 Ordinary Shares of the Issuer underlying the options held by him directly that are exercisable as of September 9, 2008 or within 60 days thereafter.

                  Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 306,456 Ordinary Shares of the Issuer held of record by Lomsha Ltd.

                  Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,856 Ordinary Shares of the Issuer held of record by Michael and Klil Holdings (93) Ltd.

                  Mr. Zohar Zisapel and his brother Mr. Yehuda Zisapel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 187,213 Ordinary Shares of the Issuer held of record by RAD Data Communications Ltd.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer


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


effected by Mr. Zohar Zisapel since August 25, 2008. All such transactions were open market purchases effected on the NASDAQ Global Market.


                                    Number of Ordinary
          Date of Purchase           Shares Purchased            Price Per Share
          ----------------           ----------------            ---------------
             8/25/2008                      500                      $6.6000
             8/26/2008                   13,804                      $6.4826
             8/27/2008                   35,340                      $6.7625
             8/28/2008                      462                      $6.8158
             8/29/2008                       54                      $6.9100
             9/02/2008                   37,164                      $7.1303
             9/03/2008                   50,410                      $7.1965
             9/04/2008                   38,051                      $7.2364
             9/05/2008                  119,000                      $7.1168
             9/08/2008                    6,401                      $7.2000

         Except for such transactions, Mr. Zohar Zisapel has not effected any transactions in the Ordinary Shares of the Issuer since August 25, 2008.

         (d) No person other than Mr. Zohar Zisapel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         None.



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


                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: September 9, 2008



                                            /s/Zohar Zisapel
                                            ----------------
                                            Zohar Zisapel





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